SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 14D-9/A
(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934
(Amendment No. 6)

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Wegener Corporation
(Name of Subject Company)

Wegener Corporation
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

948585 10 4
(CUSIP Number of Class of Securities)

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Robert A. Placek
Chairman of the Board, President and Chief Executive Officer
Wegener Corporation
11350 Technology Circle
Duluth, Georgia 30097
(770) 814-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

Copies to:

Marlon F. Starr, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2003 (the “Schedule 14D-9”) by Wegener Corporation, a Delaware corporation (the “Company” or “Wegener”) relating to the tender offer made by WC Acquisition Corp. (the “Offeror”), a wholly owned subsidiary of Radyne ComStream Inc. (“Radyne”), as set forth in a tender offer statement filed by the Offeror and Radyne on Schedule TO dated April 23, 2003, as amended (the “Schedule TO”), to pay $1.55 per share net to the seller in cash, for each share of Wegener common stock, upon the terms and conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 2.   Identity and Background of Filing Person

     The last sentence of the subsection “Securities” under this Item is revised by deleting the current last sentence and replacing it with the following:

     As of May 21, 2003, there were 12,367,251 Shares issued and outstanding.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements

     The following is hereby added to the end of the subsection entitled “Background of the Radyne Offer” under this Item:

On May 16, 2003, Wegener filed with the SEC preliminary materials to solicit revocations of consent in opposition to Radyne’s proposed consent solicitation.

By its terms, Radyne’s tender offer was to expire at midnight on May 21, 2003. Shortly before the expiration on the evening of May 21, Radyne issued a press release announcing that it was extending the expiration date of its tender offer until midnight on June 19, 2003. Radyne’s press release also stated that as of 5:00 p.m. on May 21, 2003, Radyne had received tenders of approximately 1,230,000 Shares. Radyne also confirmed that it intends to conduct a consent solicitation to, among other things, elect nine nominees to the Wegener Board.

On May 22, 2003, Wegener issued a press release responding to Radyne’s announcement of the extension of the tender offer, stating that less than 10% of Wegener’s outstanding Shares had been tendered, although the Radyne Offer was conditioned on at least 50% of Wegener’s outstanding Shares being tendered. In addition, Wegener urged stockholders not to tender their Shares during the extension period, nor to return a consent to Radyne in their consent solicitation.

Item 9.   Exhibits

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description

(a)(11)	Press Release dated May 22, 2003 issued by Wegener Corporation

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

WEGENER CORPORATION

By: /s/ Robert A. Placek Robert A. Placek Chairman of the Board, President and Chief Executive Officer

Dated: May 22, 2003

Exhibit Index

Exhibit No.	Description

(a)(11)	Press Release dated May 22, 2003 issued by Wegener Corporation

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